FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of September, 2008
Commission File Number: 001-09531
Telefónica, S.A.
(Translation of registrant’s name into English)
Distrito C, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 85 48
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Telefónica, S.A.
TABLE OF CONTENTS

		Sequential
		Page
Item		Number

1.	Telefónica — Acquisition of a stake in CNC	3

TELEFÓNICA S.A., as provided in article 82 of the Spanish Stock Market Act (Ley del Mercado de Valores), hereby reports the following
SIGNIFICANT EVENT
TELEFÓNICA, S.A., through its subsidiary TELEFÓNICA INTERNACIONAL, S.A.U. (“Telefónica”), has reached today an agreement with AllianceBernstein L.P. to acquire an additional stake of up to approximately 5.74% of the share capital of the Chinese telecommunications company CHINA NETCOM GROUP CORPORATION (HONG KONG) LIMITED (“CNC”).
The acquisition will be structured in two tranches, (i) the first tranche will be in respect of shares representing approximately 2.71% of the issued share capital of CNC as of the date hereof, and (ii) the second tranche will be in respect of a number of shares in CHINA UNICOM LIMITED (“CU”) issued after its merger with CNC in exchange of shares representing up to a 3.03% stake in CNC. The completion of the second tranche of the acquisition is subject to certain conditions, including but not limited to the successful completion of the scheme of arrangement of CNC (the “Scheme”) through which CNC will be merged with CU.
After the first tranche acquisition, which will be closed in the following days, Telefónica’s stake in CNC would represent approximately 9.9% (inclusive of the acquisition of a 2.2% stake announced on January 18, 2008 which is pending regulatory approvals).
In the event of the acquisition of the entire stake involved in the second tranche, Telefónica’s pro forma shareholding in the enlarged entity resulting from the merger of CU and CNC following the completion of the Scheme would stand at approximately 5.50% (inclusive of the abovementioned acquisition of a 2.2% stake in CNC which is pending regulatory approvals).
The acquisition of the first tranche will involve a total investment of approximately 368 million euros (depending on the exchange rate prevailing when the transaction is closed). The purchase price of the shares in the second tranche may be adjusted according to the average of closing prices of the CNC shares prior to the merger between CNC and CU. If completed, the acquisition of the entire stake of the second tranche would involve a total investment of approximately between 392 and 434 million euros in accordance with the aforesaid adjustment.
Madrid, September 4, 2008.

*	Percentages above are based on the currently outstanding shares of CNC and CU

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date: September 4th, 2008	By:	/s/ Ramiro Sánchez de Lerín García-Ovies
		Name: Title:	Ramiro Sánchez de Lerín García-Ovies General Secretary and Secretary to the Board of Directors